                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 15


            Certification and Notice of Termination of Registration
           under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13
                and 15(d) of the Securities Exchange Act of 1934


                          COMMISSION FILE NO. 0-11033

                           MERCHANTS BANCSHARES, INC.
            (Exact name of registrant as specified in its charter)

                                  5005 WOODWAY
                                   SUITE 300
                              HOUSTON, TEXAS 77056
                                 (713) 622-0042
          (Address, including zip code and telephone number, including area code, of registrant's principal executive offices)

                         COMMON STOCK, $1.00 PAR VALUE
            (Title of each class of securities covered by this Form)

                                      N/A
          (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)


        Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

     Rule 12g-4(a)(1)(i)    /X/        Rule 12h-3(b)(1)(ii)     / /
     Rule 12g-4(a)(1)(ii)   / /        Rule 12h-3(b)(2)(i)      / /
     Rule 12g-4(a)(2)(i)    / /        Rule 12h-3(b)(2)(ii)     / /
     Rule 12g-4(a)(2)(ii)   / /        Rule 15d-6               / /
     Rule 12h-3(b)(1)(i)    / /

                    Approximate number of holders of record
                    as of the certification or notice date:

        NONE, FOLLOWING THE EFFECTIVE TIME OF THE REGISTRANT'S ACQUISITION BY UNION PLANTERS CORPORATION PURSUANT TO THE REGISTRANT'S MERGER WITH AND INTO UNION PLANTERS HOLDING CORPORATION, A WHOLLY OWNED SUBSIDIARY OF UNION PLANTERS CORPORATION.


     Pursuant to the requirements of the Securities Exchange Act of 1934, Union Planters Holding Corporation, as successor by merger to the Registrant, has has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


     DATE: July 31, 1998                By:  E. JAMES HOUSE, JR.
                                             ------------------------------
                                             E. James House, Jr., Secretary
                                             of Union Planters Holding
                                             Corporation, Successor to the
                                             Registrant



     Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the singature.